CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2003


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F __
                      --


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X
                      -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)



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               Industrias Bachoco to Increase Capacity
               of its Northwest and Peninsula Complexes

    CELAYA, GUANAJUATO, Mexico--(BUSINESS WIRE)--April 29, 2003--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco UBL), Mexico's leading producer, processor and distributor of poultry products, today announced that it will increase its chicken production capacity in the Northwest Complex headquartered in Culiacan in the state of Sinaloa and in the Peninsula Complex located in the Yucatan Peninsula.
    The Northwest Complex currently produces about 1.0 million chickens per week and the Company plans to gradually increase its capacity to 1.5 million chickens per week by 2005. With an initial investment of approximately US$20 million, the Company is close to completing the first stage through which the growth-out farms will be able to produce approximately 1.15 million chickens per week, while the processing plant will have the capacity to slaughter almost 1.5 million chickens per week. This investment will also increase the Company's capacity to produce value added products, such as cuts and boneless parts, and will be expanded to include further processing. During the second half of this year, the Company will begin the second stage at this complex, which will expand the production capacity of the growth-out farms to approximately 1.33 million chickens per week.
    The Company also announced that the repair of its Peninsula Complex is on schedule and it hopes to reach the capacity it had before the damage caused by Hurricane Isidore by the third quarter of this year. Here, the Company will increase its capacity by an additional 100% to produce up to 750,000 chicks per week by the end of this year.
    The Company will immediately begin to expand its processing plant located in Merida Yucatan, to be able to process the new production levels.
    Cristobal Mondragon, CEO of Industrias Bachoco stated: "We are very pleased with these new projects for several reasons. First of all, the demand for our products in these regions has been growing continuously, so we need to increase our capacity to continue providing our clients with an excellent level of service.
    In our Northwest Complex, which serves the area from the state of Sinaloa to the U.S. border and the state of Baja California, we have been able to consistently reach worldwide standards of productivity. Also, this region has been approved by the USDA as a feasible region to export products to the U.S., which is an opportunity that we must consider. We identify the same potential in our Peninsula Complex.
    With these projects we continue to invest in the future of our Company and will remain leaders in the Mexican food sector."
    These investments will be financed with internal resources and represents a growth of approximately 14% of the chicken production capacity that the Company had prior to the impact caused by Hurricane Isidore on its Peninsula Complex.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also the largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry.
    The Company posted net sales of US$ 10,357.8 million for fiscal 2002 divided among the Company's four main product lines as follows:
80.9% chicken, 9.4% table eggs, 6.9% balanced feed, and 2.8% swine and others products.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.
    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.


    CONTACT: Industrias Bachoco S.A. de C.V.
             In Mexico:
             Daniel Salazar Ferrer, CFO
             Maria Appendini, IRO
             Ph: 011 (52) 461-618-3555
             Email: maria.appendini@bachoco.net
             or
             In New York:
             i-advize Corporate Communications
             Melanie Carpenter
             Blanca Hirani
             Ph: 212/406-3692
             Email: bachoco@i-advize.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Industrias Bachoco, S.A. de C.V.
                                               (Registrant)



   Date: April 29, 2003               By: /s/ CP Daniel Salazar Ferrer
                                         -----------------------------------
                                    Name:   CP Daniel Salazar Ferrer
                                   Title:   Financial Director